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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATA PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 LAKE ST S STE C

KIRKLAND	WA	98033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW FOWLER (206) 913-3657

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATA PARTNERS, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANAE L SOUZA
COMM. EXP.
NOTARY
PUBLIC
JUNE 30, 2010
STATE OF WASHINGTON

Signature 2-26-07

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

STRATA PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

C O N T E N T S



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Strata Partners, LLC
Kirkland, Washington

We have audited the accompanying statement of financial condition of Strata Partners, LLC as of December 31, 2006, and the related statements of income, changes in Members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 21, 2007

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

STRATA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	141,341
Investments		590,593
Accounts receivable		156,720
Prepaid expense		24,790
	$	913,444

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	44,126
Pension contribution payable		59,125
Total liabilities		103,251
Members' equity		810,193
	$	913,444

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenues	
Fee income and reimbursements	$ 1,184,991
Net gains on securities	346,450
Interest and other income	17
	1,531,458
Expenses	
Guaranteed payments	415,000
Wages	48,500
Pension expense	59,125
Professional fees	221,331
Payroll taxes and benefits	24,269
Rent	20,175
Postage and delivery	14,042
Supplies	26,479
Travel	40,137
Meals and entertainment	14,290
Regulatory and trading fees	6,221
Education and training	6,008
Other	3,293
	898,870
Net income	$ 632,588

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	187,605
Member capital contributions		15,000
Member withdrawals in the form of warrants distributed		(25,000)
Net income		632,588
Balance, December 31, 2006	$	810,193

See Notes to Financial Statements

STRATA PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 632,588
Adjustments to reconcile net income to net cash flows from operating activities	
Fees received in the form of common stock in clients and warrants to purchase common stock of clients	(385,075)
Net realized and unrealized gains on common stock and warrants	(346,450)
Change in operating assets and liabilities	
Accounts receivable	(116,720)
Prepaid expense	(24,790)
Accounts payable	42,868
Pension contribution payable	59,125
Net cash flows from operating activities	(138,454)
Cash Flows from Investment Activity	
Proceeds from sale of common stock and warrants	242,812
Cash Flows from Financing Activity	
Member capital contributions	15,000
Increase in cash	**119,358**
Cash, beginning of year	21,983
Cash, end of year	$ 141,341

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Strata Partners, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company has offices in Kirkland, Washington and Fort Worth, Texas.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owners is generally limited to amounts invested into it. According to the LLC agreement, the Company will dissolve in June 2029 (unless the owners vote to extend the life of the Company).

All fee income and reimbursements were earned from four companies in 2006. As of December 31, 2006, 94% of the accounts receivable balance is due from one company.

Fees associated with locating investors for companies are recognized when the services are completed. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. The Company occasionally has deposits in excess of Federally-insured limits.

Investments

Investments represent options to purchase restricted common stock and warrants in publicly traded companies. The options are recorded as fair market value using the Black-Scholes model discounted for restrictions and lack of marketability. The valuation of investments involve significant estimates and the values are subject to significant changes in the near term. Investments consist of:

Warrants to purchase common stock in Little Squaw Gold Mining Company ("Little Squaw")	$	412,992
Options to purchase common stock and warrants in Little Squaw		62,977
Options to purchase common stock and warrants in Revett Minerals Inc.		114,624
	$	590,593

The warrants are to purchase 1,099,500 shares of common stock in Little Squaw at a price per share ranging from $0.30 to $0.65 depending on when the warrants are exercised. The warrants expire between January 31, 2008, and February 24, 2009.

The options in Little Squaw are to purchase 147,100 units per $1.00. Each unit consists of one common share and a purchase warrant for one-half of a common share. Each full warrant is convertible to one common share at an additional exercise price of $1.50. The options to purchase the units expire December 27, 2007.

The options in Revett Minerals Inc. are to purchase 268,000 units per $1.25. Each unit consists of one common share and a purchase warrant for one-quarter of a common share. Each full warrant is convertible to one common share at an additional exercise price of $1.36. The options to purchase the units expire on May 22, 2009.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Management determined that no allowance was necessary at December 31, 2006. Any amounts that would be written off are charged against the allowance.

Income Taxes

The LLC is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners.

Note 2. Related Party Transactions

The Company subleased office space from a related company in 2006. The amount paid to the related company was $6,675. In 2007, the Company and the related company signed an expense sharing agreement under which the Company will pay the related company $2,750 each month for rent and related office expenses.

The Company also uses the office furniture and equipment of the related company without charge (any imputed value would be insignificant).

The Company sold 35,000 warrants in Little Squaw to one of the Members for $21,000. A gain of $14,375 was recognized on this transaction.

The Company distributed 20,000 warrants in Little Squaw to another Member. The fair market value of the warrants on the date of the transfer was $25,000 and a gain of $21,521 was recognized on this transaction.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2006, the required minimum net capital was $6,883. The Company had computed net capital of $38,090 at December 31, 2006, which was in excess of the required net capital level by $31,207. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 2.71 to 1.

SUPPLEMENTARY INFORMATION

STRATA PARTNERS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2006

COMPUTATION OF NET CAPITAL

Members' equity		$ 810,193
Deductions		
Securities not readily marketable	$ 590,593	
Unsecured accounts receivable	156,720	
Prepaid expense	24,790	(772,103)
Net capital		38,090
Minimum net capital		6,883
Excess net capital		$ 31,207

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 44,126
Pension contribution payable	59,125
	$ 103,251

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 6,883
Percentage of aggregate indebtedness to net capital	271%
Ratio of aggregate indebtedness to net capital	2.71 to 1

Strata Partners, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

STRATA PARTNERS, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT,
PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2006

Net capital, as reported by the Company on its unaudited focus report Part II A	$	99,451
Adjustment due to audit		
Increase in accounts payable		(2,236)
Increase in pension contribution payable		(59,125)
Net capital as audited	$	38,090



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Strata Partners, LLC
Kirkland, Washington

In planning and performing our audit of the financial statements of Strata Partners, LLC for the year ended December 31, 2006, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Strata Partners, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Strata Partners, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Strata Partners, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of Strata Partners, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Strata Partners, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Strata Partners, LLC's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Strata Partners, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

February 21, 2007

END